

March 31, 2023

Charles Lauber
Chief Financial Officer
A. O. Smith Corporation
11270 West Park Place
Milwaukee, Wisconsin 53224-9508

> **Re: A. O. Smith Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed February 14, 2023**
> **File No. 001-00475**

Dear Charles Lauber:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Measures, page 24

1. We note that you present Total Segment Earnings as a GAAP measure. Please note the presentation of a total segment profit or loss measure in any context other than the ASC 280 required reconciliation in the financial statement footnotes is considered a presentation of a non-GAAP measure. Furthermore, as a result, your Total Adjusted Segment Earnings non-GAAP measure currently is not reconciled to a GAAP measure. Show us how you will revise your presentation in future filings. Refer to Question 104.04 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Andrew Blume, Senior Staff Accountant, at 202-551-3254 at with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing